UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Cellect Biotechnology Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

15116C102

(CUSIP Number)

Shai Yarkoni

Cellect Biotechnology Ltd.

23 Hata’as Street, Kfar Saba, Israel 44425
+972 9 974 1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15116C102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Shai Yarkoni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,709,302 Ordinary Shares
	8	SHARED VOTING POWER 32,869,740 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 15,709,302 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 32,869,740 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,869,740 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (Based on 109,204,840 shares outstanding as of July 31, 2017)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 15116C102

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuriel Chirich Kasbian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,160,438 Ordinary Shares
	8	SHARED VOTING POWER 32,869,740 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 17,160,438 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 32,869,740 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,869,740 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% (Based on 109,204,840 shares outstanding as of July 31, 2017)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Introductory Note

Each of the Reporting Persons (as defined in Item 2 below) have previously reported beneficial ownership of Ordinary Shares (as defined in Item 1 below) in statements on Schedule 13G. The previous statements on Schedule 13G were filed pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act’). The Reporting Persons are filing this Statement on Schedule 13D because, as a result of entering into the Voting Agreement (as defined in Item 6 below), the Reporting Persons may be deemed to have formed a group as defined in Rule 13d-5 of the Exchange Act and therefore have acquired beneficial ownership of more than 2% of the subject class of securities during the preceding twelve months.

Item 1.    Security and Issuer.

This statement relates to the Ordinary Shares, no par value (the “Ordinary Shares”) of Cellect Biotechnology Ltd. (the “Issuer”) having its principal executive office at 23 Hata’as Street, Kfar Saba, Israel 44425.

Item 2.    Identity and Background.

This statement is being filed by Nuriel Chirich Kasbian and Dr. Shai Yarkoni, who are referred to collectively herein as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is c/o Cellect Biotechnology Ltd. 23 Hata’as Street, Kfar Saba, Israel 44425. The principal business of Nuriel Chirich Kasbian is a real estate developer. Mr. Kasbian is Chairman of the Issuer’s board of directors. Dr. Yarkoni is the Chief Executive Officer and a director of the Issuer. Each of the Reporting Persons is an Israeli citizen.

During the five years prior to the date hereof, none of the Reporting Persons nor the other persons enumerated above has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares for investment purposes.  Depending on market conditions, their respective continuing evaluations of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer.  Except as set forth herein, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

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(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding anything contained herein, each of the Reporting Persons may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

In addition, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who have expressed an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors.  In evaluating the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations.  While none of the Reporting Persons have, other than as described in this Schedule 13D, any current plans or proposals that would be related to or would result in any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, the factors described in this Item 4 may materially affect, and result in, the Reporting Persons: (1) modifying or disposing of all or a portion of their investment in the Issuer, including the Ordinary Shares, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)       As a result of entering into the Voting Agreement, the Reporting Persons may be deemed to have formed a group as defined in Rule 13d-5 of the Exchange Act and collectively beneficially own an aggregate of 32,869,740 Ordinary Shares, which represents approximately 29.8% of the Ordinary Shares outstanding (based on 109,204,840 shares outstanding as of July 31, 2017 as reported in the Issuer’s Form F-3 filed with the SEC on August 1, 2017). Each of the Reporting Persons disclaims any pecuniary interest with respect to the shares beneficially owned by the other Reporting Persons.

(b)	The amount and nature of the voting and investment power held by each of the Reporting Persons, is as follows,:

	Dr. Shai Yarkoni	Nuriel Chirich Kasbian
Sole power to vote or to direct the vote	15,709,302	17,160,438
Shared power to vote or to direct the vote	32,869,740	32,869,740
Sole power to dispose or to direct the disposition	15,709,302	17,160,438
Shared power to dispose or to direct the disposition	32,869,740	32,869,740

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(c)	Except for entering into the Voting Agreement described in Item 6 below, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Ordinary Shares deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Under a Founders Agreement dated June 1, 2011 among Kasbian Nuriel Chirich, Dr. Shai Yarkoni, and Dr. Nadir Askenasy (the “Founders Agreement’), each party to the agreement has the right to recommend the appointment of one director (and remove any director so appointed) if he owns at least 30% of the Issuer’s share capital. The Founders Agreement also provides pre-emptive rights, rights of first refusal, co-sale rights and bring along rights among the founders subject to certain permitted transfers. A copy of the Founders Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Under a Voting Agreement dated August 14, 2017, among Dr. Shai Yarkoni and Kasbian Nuriel Chirich (the “Voting Agreement”), the parties agreed to coordinate their votes with respect to any vote taken of the shareholders of the Issuer. A copy of the Voting Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.
Exhibit 2 – Founders Agreement (Incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on July 7, 2016)
Exhibit 3 – Voting Agreement.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 16, 2017

/s/ Shai Yarkoni
Dr. Shai Yarkoni

/s/ Kasbian Nuriel Chirich
Kasbian Nuriel Chirich

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